Exhibit 99.1

 2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

 Catherine ENCK
Tel. 33 (1) 47 44 37 76

 Patricia MARIE
Tel. 33 (1) 47 44 45 90

 Paul FLOREN
Tel. : 33 (1) 47 44 45 91

 Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

 Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

 Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

 Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

 Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

 Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

 TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

 www.total.com

FOR IMMEDIATE RELEASE

Total files arbitration claim against SCH

Paris, October 13, 2003 — The actions initiated by Banco Santander Central Hispano (SCH) in the past weeks have shown persistent disagreements between SCH and Total regarding the effect, if any, of the Spanish law 26/2003 of July 17, 2003 on their contractual relations. Given these circumstances, in order to preserve its rights, Total filed arbitration claims against SCH today with the Netherlands Arbitration Institute in The Hague, in accordance with the arbitration provisions of the agreements between SCH and Total.

As indicated to the CNMV on October 10th, 2003 Total reiterates, as well, its willingness to proceed with the immediate liquidation of the holding company Somaen Dos S.L., in order to clarify the positions of Cepsa’s corporate shareholders and to contribute to the transparency of the market.

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Total is the fourth largest oil and gas company in the world with operations in more than 120 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,000 employees worldwide. More information can be found on the company’s website: www.total.com